February 6, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 “F” Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Grant

Re:	NTELOS HOLDINGS CORP.

Registration Statement on Form S-1 (File No. 333-128849)

Ladies and Gentlemen:

As the undersigned underwriters of the proposed public offering of up to 16,531,250 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m. (NYT) on February 8, 2006, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 26, 2006, through the date hereof:

Preliminary Prospectus dated January 26, 2006;

20,282 copies to prospective Underwriters, institutional investors, dealers and others.

Securities and Exchange Commission	- 2 -	February 6, 2006

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

LEHMAN BROTHERS INC. BEAR, STEARNS & CO. INC. UBS SECURITIES LLC RAYMOND JAMES & ASSOCIATES, INC. WACHOVIA CAPITAL MARKETS, LLC

By:	LEHMAN BROTHERS INC.

By:	/s/ Arlene Salmonson
Name:	Arlene Salmonson
Title:	Vice President